Exhibit 99.10

IFRS USD Earnings Release

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Interim Balance Sheets as of

(Dollars in millions except equity share data)

	Note	December 31, 2014	March 31, 2014
ASSETS
Current assets
Cash and cash equivalents	2.1	5,080	4,331
Available-for-sale financial assets	2.2	239	367
Investment in certificates of deposit		–	143
Trade receivables		1,437	1,394
Unbilled revenue		465	469
Prepayments and other current assets	2.4	438	440
Derivative financial instruments	2.7	5	36
Total current assets		7,664	7,180
Non-current assets
Property, plant and equipment	2.5	1,385	1,316
Goodwill	2.6	330	360
Intangible assets		45	57
Available-for-sale financial assets	2.2	214	208
Deferred income tax assets		99	110
Income tax assets		253	254
Other non-current assets	2.4	38	37
Total Non-current assets		2,364	2,342
Total assets		10,028	9,522
LIABILITIES AND EQUITY
Current liabilities
Trade payables		28	29
Derivative financial instruments	2.7	5	–
Current income tax liabilities		421	365
Client deposits		4	6
Unearned revenue		139	110
Employee benefit obligations		165	159
Provisions	2.8	71	63
Other current liabilities	2.9	962	792
Total current liabilities		1,795	1,524
Non-current liabilities
Deferred income tax liabilities		8	11
Other non-current liabilities	2.9	10	54
Total liabilities		1,813	1,589
Equity
Share capital - 5 ($0.16) par value 1200,000,000 (600,000,000) equity shares authorized, issued and outstanding 1142,805,132 (571,402,566) net of 5,667,200 (2,833,600) treasury shares, as of December 31, 2014 (March 31, 2014), respectively		109	64
Share premium		659	704
Retained earnings		9,592	8,892
Other components of equity		(2,145)	(1,727)
Total equity attributable to equity holders of the company		8,215	7,933
Non-controlling interests		–	–
Total equity		8,215	7,933
Total liabilities and equity		10,028	9,522
Commitments and contingent liabilities	2.5, 2.8, 2.12 and 2.16

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Comprehensive Income

(Dollars in millions except share and per equity share data)

	Note	Three months ended December 31,		Nine months ended December 31,
		2014	2013	2014	2013
Revenues		2,218	2,100	6,552	6,157
Cost of sales	2.18	1,360	1,341	4,057	3,974
Gross profit		858	759	2,495	2,183
Operating expenses:
Selling and marketing expenses	2.18	124	104	362	327
Administrative expenses	2.18	142	129	430	411
Total operating expenses		266	233	792	738
Operating profit		592	526	1,703	1,445
Other income, net		136	117	419	301
Profit before income taxes		728	643	2,122	1,746
Income tax expense	2.12	206	180	607	482
Net profit		522	463	1,515	1,264
Other comprehensive income
Items that will not be reclassified to profit or loss:
Re-measurements of the net defined benefit liability/asset		(2)	4	(6)	10
		(2)	4	(6)	10
Items that may be reclassified subsequently to profit or loss:
Fair value changes on available-for-sale financial assets	2.2	8	(10)	16	(14)
Exchange differences on translation of foreign operations		(169)	91	(428)	(844)
		(161)	81	(412)	(858)
Total other comprehensive income, net of tax		(163)	85	(418)	(848)
Total comprehensive income		359	548	1,097	416
Profit attributable to:
Owners of the company		522	463	1,515	1,264
Non-controlling interests		–	–	–	–
		522	463	1,515	1,264
Total comprehensive income attributable to:
Owners of the company		359	548	1,097	416
Non-controlling interests		–	–	–	–
		359	548	1,097	416
Earnings per equity share
Basic ($)		0.46	0.41	1.33	1.11
Diluted ($)		0.46	0.41	1.33	1.11
Weighted average equity shares used in computing earnings per equity share	2.13
Basic		1,142,805,132	1,142,805,132	1,142,805,132	1,142,805,132
Diluted		1,142,827,396	1,142,805,132	1,142,815,423	1,142,805,132

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

(Dollars in millions except equity share data)

	Shares(*)	Share capital	Share premium	Retained earnings	Other components of equity	Total equity attributable to equity holders of the company
Balance as of April 1, 2013	571,402,566	64	704	7,666	(1,103)	7,331
Changes in equity for the nine months ended December 31, 2013
Remeasurement of the net defined benefit liability/(asset), net of tax effect (Refer Note 2.12)	–	–	–	–	10	10
Change in accounting policy -Adoption of Revised IAS 19	–	–	–	(6)	9	3
Dividends (including corporate dividend tax)	–	–	–	(519)	–	(519)
Fair value changes on available-for-sale financial assets, net of tax effect (Refer Note 2.2 and 2.12)	–	–	–	–	(14)	(14)
Net profit	–	–	–	1,264	–	1,264
Exchange differences on translation of foreign operations	–	–	–	–	(844)	(844)
Balance as of December 31, 2013	571,402,566	64	704	8,405	(1,942)	7,231
Balance as of April 1, 2014	571,402,566	64	704	8,892	(1,727)	7,933
Changes in equity for the nine months ended December 31, 2014
Increase in share capital on account of bonus issue # (Refer Note 2.20)	571,402,566	45	–	–	–	45
Amount utilized for bonus issue # (Refer Note 2.20)	–	–	(45)	–	–	(45)
Remeasurement of the net defined benefit liability/(asset), net of tax effect (Refer Note 2.12)	–	–	–	–	(6)	(6)
Dividends (including corporate dividend tax)	–	–	–	(815)	–	(815)
Fair value changes on available-for-sale financial assets, net of tax effect (Refer Note 2.2 and 2.12)	–	–	–	–	16	16
Net profit	–	–	–	1,515	–	1,515
Exchange differences on translation of foreign operations	–	–	–	–	(428)	(428)
Balance as of December 31, 2014	1,142,805,132	109	659	9,592	(2,145)	8,215

#	net of treasury shares
*	excludes treasury shares of 5,667,200 as of December 31, 2014 and 2,833,600 each as of April 1, 2014, December 31, 2013 and April 1, 2013, held by consolidated trust

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Cash Flows

(Dollars in millions)

	Nine months ended December 31,
	2014	2013
Operating activities:
Net Profit	1,515	1,264
Adjustments to reconcile net profit to net cash provided by operating activities :
Depreciation and amortisation	129	168
Income from available-for-sale financial assets and certificates of deposit	(40)	(31)
Income tax expense	607	482
Effect of exchange rate changes on assets and liabilities	8	10
Deferred purchase price	29	22
Provisions for doubtful trade receivable	22	16
Other non-cash item	10	–
Changes in Working Capital
Trade receivables	(138)	(323)
Prepayments and other assets	–	(10)
Unbilled revenue	(20)	(30)
Trade payables	3	9
Client deposits	(3)	2
Unearned revenue	36	9
Other liabilities and provisions	164	297
Cash generated from operations	2,322	1,885
Income taxes paid	(542)	(475)
Net cash provided by operating activities	1,780	1,410
Investing activities:
Expenditure on property, plant and equipment, net of sale proceeds, including changes in retention money and capital creditors	(261)	(322)
Loans to employees	–	(1)
Deposits placed with corporation	(1)	(26)
Income from available-for-sale financial assets and certificates of deposit	47	27
Investment in quoted debt securities	–	(155)
Redemption of certificates of deposit	136	74
Investment in certificates of deposit	–	(181)
Investment in liquid mutual funds	(2,756)	(2,788)
Redemption of liquid mutual funds	2,870	2,654
Investment in fixed maturity plan securities	(5)	(5)
Redemption of fixed maturity plan securities	5	–
Net cash used in investing activities	35	(723)
Financing activities:
Payment of dividend (including corporate dividend tax)	(815)	(519)
Net cash used in financing activities	(815)	(519)
Effect of exchange rate changes on cash and cash equivalents	(251)	(477)
Net increase/(decrease) in cash and cash equivalents	1,000	168
Cash and cash equivalents at the beginning	4,331	4,021
Cash and cash equivalents at the end	5,080	3,712
Supplementary information:
Restricted cash balance	57	52

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys Limited (Infosys or the company) along with its controlled trusts, Infosys Limited Employees' Welfare Trust and Infosys Science Foundation, majority owned and controlled subsidiary, Infosys BPO Limited (Infosys BPO) and its wholly owned and controlled subsidiaries, and wholly owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Technologies S. DE R.L. de C.V. (Infosys Mexico), Infosys Technologies (Sweden) AB (Infosys Sweden), Infosys Tecnologia do Brasil Ltda (Infosys Brasil), Infosys Public Services, Inc., (Infosys Public Services), Infosys Americas Inc., (Infosys Americas), Edgeverve Systems Limited (Edgeverve), Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai) and Lodestone Holding AG and its controlled subsidiaries (Infosys Lodestone) is a leading global services company. The Infosys group of companies (the Group) provides business consulting, technology, engineering and outsourcing services. In addition, the Group offers software products and platforms.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the Bombay Stock Exchange and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), NYSE Euronext London and NYSE Euronext Paris.

1.2 Basis of preparation of financial statements

These condensed consolidated interim financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS) and in accordance with IAS 34, Interim Financial Reporting, under the historical cost convention on the accrual basis except for certain financial instruments and prepaid gratuity benefits which have been measured at fair values. Accordingly, these condensed consolidated interim financial statements do not include all the information required for a complete set of financial statements. These condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company’s Annual Report on Form 20-F for the year ended March 31, 2014. Accounting policies have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

1.4 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated interim financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the company to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

1.6 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building	22-25 years
Plant and machinery	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. (Refer note 2.5)

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.7 Business combinations

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Business combinations between entities under common control by formation of a new company is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.8 Employee benefits

1.8.1 Gratuity

Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO and Edgeverve, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust and Edgeverve Systems Limited Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation as permitted by law of India.

The group has adopted Revised IAS 19 effective April 1, 2013. Pursuant to this adoption, the Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability. The amended standard requires immediate recognition of the gains and losses through re-measurements of the net defined benefit liability/ (asset) through other comprehensive income. Further it also requires the interest expense (income) considered in the Profit and Loss to be restricted to the discount rate based on the Government securities yield. The actual return of the portfolio, in excess of such yields is recognized through the other comprehensive income. The Revised IAS 19 also requires effect of any plan amendments to be recognized immediately through the net profits, in the statement of comprehensive income.

Previously, the actuarial gains and losses were charged or credited to net profit in the statement of comprehensive income in the period in which they arose and the expected return on plan assets computed based on market expectations were considered as part of the net gratuity cost.

The adoption of Revised IAS 19 Employee Benefits did not have a material impact on the consolidated financial statements.

1.8.2 Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO are also eligible for superannuation benefit. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India. Certain employees of Edgeverve are also participants in the Edgeverve Systems Limited Employees Superannuation Fund Trust ('the Plan') which is a defined contribution plan. The Company has no obligations to the Plan beyond its monthly contributions.

1.8.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The company has no further obligation to the plan beyond its monthly contributions.

In respect of Edgeverve Systems Limited, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the Company make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a Government administered provident fund. The Company has no further obligations under the provident fund plan beyond its monthly contributions.

1.8.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation using the projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.8.5 Share - based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using a fair-value measurement method in accordance with IFRS 2, Share-Based Payment. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to securities premium.

1.9 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.10 Recent accounting pronouncements

1.10.1 Standards issued but not yet effective

IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9, was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The effective date for adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the condensed consolidated interim financial statements.

IFRS 15 Revenue from Contract with Customers: In May 2014, the International Accounting Standards Board issued IFRS 15, Revenue from Contract with Customers. The core principle of the new standard is that an entity should recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted. The Group has not yet selected a transition method and has not yet evaluated the impact of IFRS 15 on the consolidated financial statements.

2. Notes to the Unaudited Condensed Consolidated Interim Financial Statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(Dollars in millions)

	As of
	December 31, 2014	March 31, 2014
Cash and bank deposits	4,429	3,729
Deposits with corporations	651	602
	5,080	4,331

Cash and cash equivalents as of December 31, 2014 and March 31, 2014 include restricted cash and bank balances of $57 million and $53 million, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the company, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and corporations comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:

(Dollars in millions)

	As of
	December 31, 2014	March 31, 2014
Current accounts
ANZ Bank, Taiwan	1	–
Banamex Bank, Mexico	2	–
Bank of America, Mexico	4	1
Bank of America, USA	131	119
Barclays Bank, UK	2	19
Crédit Industriel et Commercial Bank, France	1	1
Citibank N.A., China	10	9
China Merchants Bank	1	–
Citibank N.A., EEFC (U.S. dollar account)	1	–
Citibank N.A., Australia	3	13
Citibank N.A., Brazil	6	6
Citibank N.A., India	–	1
Citibank N.A., Japan	3	2
Citibank N.A., New Zealand	1	1
Citibank N.A., South Africa	–	1
Citibank N.A., Czech Republic	1	–
Commerzbank, Germany	8	1
Deutsche Bank, Belgium	1	2
Deutsche Bank, Czech Republic	1	–
Deutsche Bank, Czech Republic (Euro account)	2	1
Deutsche Bank, Czech Republic (U.S. dollar account)	2	2
Deutsche Bank, France	2	1
Deutsche Bank, Germany	6	6
Deutsche Bank, India	1	1
Deutsche Bank, Netherlands	1	3
Deutsche Bank, Philippines	–	1
Deutsche Bank, Philippines (U.S. dollar account)	1	5
Deutsche Bank, Poland	1	–
Deutsche Bank, Russia (U.S. dollar account)	–	2
Deutsche Bank, Singapore	–	2
Deutsche Bank, Spain	–	1
Deutsche Bank, Switzerland	1	1
Deutsche Bank, United Kingdom	10	12
Deutsche Bank-EEFC, India (Australian dollar account)	4	1
Deutsche Bank-EEFC, India (Euro account)	1	1
Deutsche Bank-EEFC, India (U.S. dollar account)	3	11
Deutsche Bank-EEFC, India (U.K. Pound Sterling account)	2	2
HSBC Bank, Brazil	1	1
HSBC Bank, Hong kong	7	–
ICICI Bank, India	7	6
ICICI Bank-EEFC, India (U.S. dollar account)	2	3
ING, Belgium	1	1
Nordbanken, Sweden	2	3
Punjab National Bank, India	–	2
Royal Bank of Scotland, China	9	6
Royal Bank of Canada, Canada	6	4
Royal Bank of Scotland, China (U.S. dollar account)	1	1
State Bank of India, India	–	1
Union Bank of Switzerland, Switzerland	4	–
Union Bank of Switzerland, Switzerland (U.S. dollar account)	1	1
Union Bank of Switzerland, Switzerland (Euro account)	1	–
Wells Fargo Bank N.A. USA	8	–
Westpac, Australia	1	1
	265	259
Deposit accounts
Andhra Bank, India	147	126
Allahabad Bank, India	148	169
Axis Bank, India	176	180
Bank of Baroda, India	262	368
Bank of India, India	477	424
Canara Bank, India	370	393
Central Bank of India, India	251	260
Citibank N.A., China	–	3
Corporation Bank, India	290	189
Deutsche Bank, Poland	25	21
HDFC, India	330	–
ICICI Bank, India	522	501
IDBI Bank, India	234	286
Indusind Bank, India	12	4
ING Vysya Bank, India	16	33
Indian Overseas Bank, India	168	120
Jammu and Kashmir Bank, India	–	4
Kotak Mahindra Bank, India	9	4
National Australia Bank Limited, Australia	16	15
Oriental Bank of Commerce, India	251	15
Punjab National Bank, India	94	13
State Bank of India, India	9	10
South Indian Bank, India	–	4
Syndicate Bank, India	96	144
Union Bank of India, India	12	3
Vijaya Bank, India	165	143
Yes Bank, India	84	38
	4,164	3,470
Deposits with corporations
HDFC Limited, India	651	602
	651	602
Total	5,080	4,331

2.2 Available-for-sale financial assets

Investments in mutual fund units, quoted debt securities and unquoted equity securities are classified as available-for-sale financial assets.

Cost and fair value of these investments are as follows

(Dollars in millions)

	As of
	December 31, 2014	March 31, 2014
Current
Mutual fund units:
Liquid mutual fund units
Cost and fair value	215	342
Fixed Maturity Plan Securities
Cost	23	24
Gross unrealized holding gains	1	1
Fair value	24	25
	239	367
Non-current
Quoted debt securities:
Cost	212	225
Gross unrealized holding gains/(losses)	1	(18)
Fair value	213	207
Unquoted equity securities:
Cost	–	–
Gross unrealized holding gains	1	1
Fair value	1	1
	214	208
Total available-for-sale financial assets	453	575

Mutual fund units:

Liquid mutual funds:

The fair value of liquid mutual funds as of December 31, 2014 and March 31, 2014 was $215 million and $342 million, respectively. The fair value is based on quoted prices.

Fixed maturity plan securities:

The fair value of fixed maturity plan securities as of December 31, 2014 and March 31, 2014 is $24 million and $25 million, respectively. The net unrealized gain of less than $1 million, net of taxes, has been recognized in other comprehensive income for each of the three months and nine months ended December 31, 2014. The unrealized gain of less than $1 million, net of taxes of less than $1 million has been recognized in other comprehensive income for the three months and nine months ended December 31, 2013 (Refer to note 2.12). The fair value is based on quotes reflected in actual transactions in similar instruments.

Quoted debt securities:

The fair value of quoted debt securities as of December 31, 2014 and March 31, 2014 was $213 million and $207 million, respectively. The net unrealized gain of $8 million, net of taxes of $1 million, has been recognized in other comprehensive income for the three months ended December 31, 2014. The net unrealized gain of $16 million, net of taxes $3 million, has been recognized in other comprehensive income for the nine months ended December 31, 2014.

The net unrealized loss of $10 million and $14 million, net of taxes of less than $1 million and $1 million, has been recognized in other comprehensive income for the three months and nine months ended December 31, 2013, respectively. The fair value is based on the quoted price. (Refer to note 2.12)

2.3 Edgeverve

Edgeverve was created as a wholly owned subsidiary to focus on developing and selling products and platforms. On April 15, 2014, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with Edgeverve, subject to securing the requisite approval from shareholders in the Annual General Meeting. Subsequently, at the AGM held on June 14, 2014, the shareholders have authorised the Board to enter into a Business Transfer Agreement and related documents with Edgeverve, with effect from July 1, 2014 or such other date as may be decided by the Board of Directors. The company has undertaken an enterprise valuation by an independent valuer and accordingly the business has been transferred for a consideration of $70 million with effect from July 1, 2014 which is settled through the issue of fully paid up equity shares.

The transfer of assets and liabilities is accounted for at carrying values and does not have any impact on the consolidated financial statements.

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(Dollars in millions)

	As of
	December 31, 2014	March 31, 2014
Current
Rental deposits	3	2
Security deposits	1	2
Loans and advances to employees	33	35
Prepaid expenses (1)	12	19
Interest accrued and not due	18	3
Withholding taxes (1)	209	176
Deposit with corporation	154	163
Advance payments to vendors for supply of goods (1)	7	15
Premiums held in trust(2)	–	23
Other assets	1	2
	438	440
Non-Current
Loans and advances to employees	5	6
Security deposits	11	10
Deposit with corporation	9	7
Prepaid gratuity (1)	4	2
Prepaid expenses (1)	1	2
Rental Deposits	8	10
	38	37
	476	477
Financial assets in prepayments and other assets	243	263

(1)	Non financial assets
(2)	Represents premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in a fiduciary capacity (Refer to Note 2.9)

Withholding taxes primarily consist of input tax credits. Other assets primarily represent travel advances and other recoverables. Security deposits relate principally to leased telephone lines and electricity supplies.

Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the three months ended December 31, 2014:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of October 1, 2014	248	863	301	471	173	5	266	2,327
Additions	3	36	20	43	7	1	–	110
Deletions	–	–	–	(3)	(1)	–	(16)	(20)
Translation difference	(5)	(17)	(7)	(10)	(4)	(1)	(5)	(49)
Gross carrying value as of December 31, 2014	246	882	314	501	175	5	245	2,368
Accumulated depreciation as of October 1, 2014	(2)	(305)	(190)	(343)	(124)	(3)	–	(967)
Depreciation	–	(8)	(10)	(17)	(5)	(1)	–	(41)
Accumulated depreciation on deletions	–	–	–	3	1	1	–	5
Translation difference	–	7	4	7	2	–	–	20
Accumulated depreciation as of December 31, 2014	(2)	(306)	(196)	(350)	(126)	(3)	–	(983)
Carrying value as of December 31, 2014	244	576	118	151	49	2	245	1,385
Carrying value as of October 1, 2014	246	558	111	128	49	2	266	1,360

Following are the changes in the carrying value of property, plant and equipment for the three months ended December 31, 2013

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of October 1, 2013	151	700	216	357	146	5	322	1,897
Additions	32	44	30	34	10	–	–	150
Deletions	–	–	–	(1)	–	(1)	(26)	(28)
Translation difference	1	8	2	3	2	2	5	23
Gross carrying value as of December 31, 2013	184	752	248	393	158	6	301	2,042
Accumulated depreciation as of October 1, 2013	–	(262)	(150)	(259)	(103)	(3)	–	(777)
Depreciation	–	(12)	(8)	(29)	(5)	(1)	–	(55)
Accumulated depreciation on deletions	–	–	–	1	–	1	–	2
Translation difference	–	(3)	(3)	(3)	(1)	–	–	(10)
Accumulated depreciation as of December 31, 2013	–	(277)	(161)	(290)	(109)	(3)	–	(840)
Carrying value as of December 31, 2013	184	475	87	103	49	3	301	1,202
Carrying value as of October 1, 2013	151	438	66	98	43	2	322	1,120

Following are the changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2014

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2014	190	839	284	444	170	6	305	2,238
Additions	67	87	48	89	18	1	14	324
Deletions	–	–	(2)	(8)	(3)	(1)	(61)	(75)
Translation difference	(11)	(44)	(16)	(24)	(10)	(1)	(13)	(119)
Gross carrying value as of December 31, 2014	246	882	314	501	175	5	245	2,368
Accumulated depreciation as of April 1, 2014	–	(300)	(175)	(328)	(117)	(2)	–	(922)
Depreciation	(2)	(23)	(32)	(45)	(18)	(1)	–	(121)
Accumulated depreciation on deletions	–	–	2	6	3	1	–	12
Translation difference	–	17	9	17	6	(1)	–	48
Accumulated depreciation as of December 31, 2014	(2)	(306)	(196)	(350)	(126)	(3)	–	(983)
Carrying value as of December 31, 2014	244	576	118	151	49	2	245	1,385
Carrying value as of April 1, 2014	190	539	109	116	53	4	305	1,316

Following are the changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2013

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2013	157	773	231	347	147	5	306	1,966
Additions	48	74	45	88	24	1	60	340
Deletions	–	–	–	(3)	–	(1)	(26)	(30)
Translation difference	(21)	(95)	(28)	(39)	(13)	1	(39)	(234)
Gross carrying value as of December 31, 2013	184	752	248	393	158	6	301	2,042
Accumulated depreciation as of April 1, 2013	–	(275)	(154)	(240)	(103)	(3)	–	(775)
Depreciation	–	(36)	(26)	(80)	(16)	(1)	–	(159)
Accumulated depreciation on deletions	–	–	–	3	–	1	–	4
Translation difference	–	34	19	27	10	–	–	90
Accumulated depreciation as of December 31, 2013	–	(277)	(161)	(290)	(109)	(3)	–	(840)
Carrying value as of December 31, 2013	184	475	87	103	49	3	301	1,202
Carrying value as of April 1, 2013	157	498	77	107	44	2	306	1,191

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2014:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2013	157	773	231	347	147	5	306	1,966
Additions	48	136	73	125	33	2	60	477
Deletions	–	–	(1)	(5)	–	(1)	(30)	(37)
Translation difference	(15)	(70)	(19)	(23)	(10)	–	(31)	(168)
Gross carrying value as of March 31, 2014	190	839	284	444	170	6	305	2,238
Accumulated depreciation as of April 1, 2013	–	(275)	(154)	(240)	(103)	(3)	–	(775)
Depreciation	–	(49)	(35)	(109)	(21)	–	–	(214)
Accumulated depreciation on deletions	–	–	–	4	–	1	–	5
Translation difference	–	24	14	17	7	–	–	62
Accumulated depreciation as of March 31, 2014	–	(300)	(175)	(328)	(117)	(2)	–	(922)
Carrying value as of March 31, 2014	190	539	109	116	53	4	305	1,316
Carrying value as of April 1, 2013	157	498	77	107	44	2	306	1,191

During the three months ended June 30, 2014, based on internal and external technical evaluation, management reassessed the remaining useful life of assets primarily consisting of buildings and computers with effect from April 1, 2014. Accordingly the useful lives of certain assets required a change from the previous estimates.

The existing and revised useful lives are as below:

Category of assets	Earlier useful life (Years)	Current useful life (Years)
Building	15	22-25
Plant and machinery	5	5
Computer equipment	2-5	3-5
Furniture and fixtures	5	5
Vehicles	5	5

Had the Group continued with the previously assessed useful lives, charge for depreciation and cost of sales for the three months and nine months ended December 31, 2014 would have been higher by $16 million and $59 million, respectively for assets held at April 1, 2014. The revision of the useful lives will result in the following changes in the depreciation expense as compared to the original useful life of the assets:

(Dollars in millions)

Particulars	Fiscal 2015	Fiscal 2016	After Fiscal 2016
Increase /(decrease) in depreciation expense	(72)	(24)	96

The depreciation expense is included in cost of sales in the condensed consolidated interim statement of comprehensive income.

Carrying value of land includes $97 million and $60 million as of December 31, 2014 and March 31, 2014, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land, including agreements where the company has an option to purchase or renew the properties on expiry of the lease period.

The contractual commitments for capital expenditure were $241 million and $227 million as of December 31, 2014 and March 31, 2014, respectively.

2.6 Goodwill

Following is a summary of changes in the carrying amount of goodwill:

(Dollars in millions)

	As of
	December 31, 2014	March 31, 2014
Carrying value at the beginning	360	364
Translation differences	(30)	(4)
Carrying value at the end	330	360

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units (CGU) or groups of CGU’s, which are benefiting from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGU’s.

Effective quarter ended March 31, 2014, the company reorganized its business to strengthen its focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to the internal reorganization there were changes effected in the segments based on the “management approach” as defined in IFRS 8, Operating Segments. (Refer Note 2.15). Accordingly the goodwill has been allocated to the new operating segments.

The following table presents the allocation of goodwill to operating segments:

(Dollars in millions)

Segment	As of
	December 31, 2014	March 31, 2014
Financial services	68	75
Insurance	48	50
Manufacturing	69	76
Energy, communication and services	32	35
Resources & utilities	15	16
Life sciences and Healthcare	20	22
Retail, consumer packaged goods and logistics	49	54
Growth markets	29	32
Total	330	360

The entire goodwill relating to Infosys BPO’s acquisition of McCamish has been allocated to the group of CGU’s which is represented by the 'Insurance' segment.

The goodwill relating to Infosys Lodestone and Portland acquisitions has been allocated to the groups of CGU’s which are represented by the entity’s operating segments.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years, based on financial budgets approved by management and an average of the range of each assumption mentioned below. As of March 31, 2014, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

In %
Long term growth rate	8-10
Operating margins	17-20
Discount rate	13.2

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

2.7 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of December 31, 2014 were as follows:

(Dollars in millions)

	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer to Note 2.1)	5,080	–	–	–	5,080
Available-for-sale financial assets (Refer to Note 2.2)	–	–	453	–	453
Trade receivables	1,437	–	–	–	1,437
Unbilled revenue	465	–	–	–	465
Prepayments and other assets (Refer to Note 2.4)	243	–	–	–	243
Derivative financial instruments	–	5	–	–	5
Total	7,225	5	453	–	7,683
Liabilities:
Trade payables	–	–	–	28	28
Derivative financial instruments	–	5	–	–	5
Client deposits	–	–	–	4	4
Employee benefit obligation	–	–	–	165	165
Other liabilities (Refer note 2.9)	–	–	–	778	778
Total	–	5	–	975	980

The carrying value and fair value of financial instruments by categories as of March 31, 2014 were as follows:

(Dollars in millions)

	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer to Note 2.1)	4,331	–	–	–	4,331
Available-for-sale financial assets (Refer to Note 2.2)	–	–	575	–	575
Investment in certificates of deposit	143	–	–	–	143
Trade receivables	1,394	–	–	–	1,394
Unbilled revenue	469	–	–	–	469
Prepayments and other assets	263	–	–	–	263
Derivative financial instruments	–	36	–	–	36
Total	6,600	36	575	–	7,211
Liabilities:
Trade payables	–	–	–	29	29
Client deposits	–	–	–	6	6
Employee benefit obligation	–	–	–	159	159
Other liabilities (Refer note 2.9)	–	–	–	687	687
Total	–	–	–	881	881

Fair value hierarchy

Level 1 -	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 -	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
Level 3 -	Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

(Dollars in millions)

	As of December 31, 2014	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer to Note 2.2)	215	215	–	–
Available- for- sale financial asset- Investments in fixed maturity plan securities (Refer to Note 2.2)	24	–	24	–
Available- for- sale financial asset- Investments in quoted debt securities (Refer to Note 2.2)	213	213	–	–
Available- for- sale financial asset- Investments in unquoted equity instruments (Refer to Note 2.2)	1	–	1	–
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	5	–	5	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	5	–	5	–

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2014:

(Dollars in millions)

	As of March 31, 2014	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer to Note 2.2)	342	342	–	–
Available- for- sale financial asset- Investments in fixed maturity plan securities (Refer to Note 2.2)	25	–	25	–
Available- for- sale financial asset- Investments in quoted debt securities (Refer to Note 2.2)	207	207	–	–
Available- for- sale financial asset- Investments in unquoted equity instruments (Refer to Note 2.2)	1	–	1	–
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	36	–	36	–

Income from financial assets or liabilities that are not at fair value through profit or loss is as follows

(Dollars in millions)

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Interest income on deposits and certificates of deposit	109	87	318	261
Income from available-for-sale financial assets	9	9	34	27
	118	96	352	288

Derivative financial instruments

The company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank or a financial institution. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace. The following table gives details in respect of outstanding foreign exchange forward and options contracts:

(In millions)

	As of
	December 31, 2014	March 31, 2014
Forward contracts
In U.S. dollars	741	751
In Euro	68	64
In United Kingdom Pound Sterling	73	77
In Australian dollars	90	75
Option contracts
In U.S. dollars	65	20

The Group recognized a net gain on derivative financial instruments of $9 million and $39 million for the three months ended December 31, 2014 and December 31, 2013, respectively, which is included under other income.

The Group recognized a net gain on derivative financial instruments of $36 million and a net loss on derivative financial instruments of $89 million for the nine months ended December 31, 2014 and December 31, 2013, respectively, which is included under other income.

The foreign exchange forward and option contracts mature within 12 months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(Dollars in millions)

	As of
	December 31, 2014	March 31, 2014
Not later than one month	256	198
Later than one month and not later than three months	502	467
Later than three months and not later than one year	318	393
	1,076	1,058

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks - market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer including the default risk of the industry and country in which the customer operates also has an influence on credit risk assessment.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the Indian rupee appreciates / depreciates against these currencies.

 The following table gives details in respect of the outstanding foreign exchange forward and option contracts:

(Dollars in millions)

	As of
	December 31, 2014	March 31, 2014
Aggregate amount of outstanding forward and option contracts	1,076	1,058
Gain on outstanding forward and option contracts	5	36
Loss on outstanding forward and option contracts	5	–

The outstanding foreign exchange forward and option contracts as of December 31, 2014 and March 31, 2014, mature within twelve months.

The following table analyses foreign currency risk from financial instruments as of December 31, 2014:

(Dollars in millions)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	149	23	14	23	87	296
Trade receivables	945	190	85	79	84	1,383
Unbilled revenue	279	54	21	24	36	414
Other assets	12	4	2	2	11	31
Trade payables	(9)	(2)	–	(1)	(12)	(24)
Client deposits	(2)	–	–	–	(2)	(4)
Accrued expenses	(109)	(24)	(11)	(4)	(24)	(172)
Employee benefit obligation	(67)	(7)	(6)	(23)	(16)	(119)
Other liabilities	(98)	(18)	(7)	(9)	(91)	(223)
Net assets / (liabilities)	1,100	220	98	91	73	1,582

The following table analyses foreign currency risk from financial instruments as of March 31, 2014:

(Dollars in millions)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	144	17	33	30	63	287
Trade receivables	898	182	102	87	75	1,344
Unbilled revenue	271	64	22	32	41	430
Other assets	12	6	2	2	9	31
Trade payables	(3)	(3)	(2)	–	(16)	(24)
Client deposits	(3)	(3)	–	–	–	(6)
Accrued expenses	(127)	(26)	(10)	(6)	(31)	(200)
Employee benefit obligation	(64)	(12)	(7)	(22)	(16)	(121)
Other liabilities	(75)	(5)	–	(9)	(50)	(139)
Net assets / (liabilities)	1,053	220	140	114	75	1,602

For the three months ended December 31, 2014 and December 31, 2013, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected the company's incremental operating margins by approximately 0.52% and 0.46%, respectively.

For the nine months ended December 31, 2014 and December 31, 2013, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected the company's incremental operating margins by approximately 0.53% and 0.46%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to $1,437 million and $1,394 million as of December 31, 2014 and March 31, 2014, respectively and unbilled revenue amounting to $465 million and $469 million as of December 31, 2014 and March 31, 2014, respectively. Trade receivables are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:

(In %)

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Revenue from top customer	3.2	3.7	3.3	3.9
Revenue from top five customers	13.3	14.1	13.5	14.5

Financial assets that are neither past due nor impaired

Cash and cash equivalents and available-for-sale financial assets are neither past due nor impaired. Cash and cash equivalents include deposits with banks and corporations with high credit-ratings assigned by international and domestic credit-rating agencies. Available-for-sale financial assets include investment in mutual fund units, quoted debt securities and unquoted equity securities. Certificates of deposit represent funds deposited at a bank or other eligible financial institution for a specified time period. Investment in quoted debt securities represents the investments made in debt securities issued by government and quasi government organizations. Of the total trade receivables, $1,050 million and $1,064 million as of December 31, 2014 and March 31, 2014, were neither past due nor impaired.

There is no other class of financial assets that is not past due but impaired except for trade receivables of $4 million and $3 million as of December 31, 2014 and March 31, 2014, respectively.

Financial assets that are past due but not impaired

The group’s credit period generally ranges from 30-60 days. The age analysis of the trade receivables have been considered from the due date. The age wise break up of trade receivables, net of allowances of $50 million and $33 million as of December 31, 2014 and March 31, 2014, respectively, that are past due, is given below:

(Dollars in millions)

	As of
Period (in days)	December 31, 2014	March 31, 2014
Less than 30	248	229
31 – 60	72	42
61 – 90	35	21
More than 90	32	38
	387	330

The reversal of provision for doubtful trade receivable for the three months ended December 31, 2014 was $6 million. The provision for doubtful trade receivables for the nine months ended December 31, 2014 was $22 million.

The provision for doubtful trade receivable for the three months and nine months ended December 31, 2013 was $3 million and $16 million, respectively.

The movement in the provisions for doubtful trade receivable is as follows:

(Dollars in millions)

	Three months ended December 31,		Nine months ended December 31,		Year ended March 31,
	2014	2013	2014	2013	2014
Balance at the beginning	62	26	36	17	17
Translation differences	(2)	1	(3)	–	–
Provisions for doubtful trade receivable	(6)	3	22	16	23
Trade receivables written off	–	(1)	(1)	(4)	(4)
Balance at the end	54	29	54	29	36

Liquidity risk

As of December 31, 2014, the Group had a working capital of $5,869 million including cash and cash equivalents of $5,080 million and current available-for-sale financial assets of $239 million. As of March 31, 2014, the Group had a working capital of $5,656 million including cash and cash equivalents of $4,331 million, current available-for-sale financial assets of $367 million and investment in certificates of deposit of $143 million.

As of December 31, 2014 and March 31, 2014, the outstanding employee benefit obligations were $165 million and $159 million, respectively, which have been fully funded. Further, as of December 31, 2014 and March 31, 2014, the Group had no outstanding bank borrowings. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of December 31, 2014:

(Dollars in millions)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	28	–	–	–	28
Client deposits	4	–	–	–	4
Other liabilities (excluding liabilities towards acquisition and incentive accruals - Refer Note 2.9)	711	–	–	–	711
Incentive accruals on an undiscounted basis (Refer note 2.9)	–	–	1	2	3
Liability towards acquisitions on an undiscounted basis (Refer Note 2.9)	75	–	–	–	75

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2014:

(Dollars in millions)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	29	–	–	–	29
Client deposits	6	–	–	–	6
Other liabilities (excluding liabilities towards acquisition and incentive accruals - Refer Note 2.9)	640	–	–	–	640
Incentive accruals on an undiscounted basis (Refer note 2.9)	–	4	–	–	4
Liability towards acquisitions on an undiscounted basis (Refer Note 2.9)	–	55	–	–	55

As of December 31, 2014 and March 31, 2014, the Group had outstanding financial guarantees of $7 million and $6 million, towards leased premises. These financial guarantees can be invoked upon breach of any term of the lease agreement. To the Group’s knowledge there has been no breach of any term of the lease agreement as of December 31, 2014 and March 31, 2014.

Offsetting of financial assets and financial liabilities:

The group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognised amounts and the group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(Dollars in millions)

	As of		As of
	December 31, 2014		March 31, 2014
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognised financial asset/liability	6	(6)	36	–
Amount set off	(1)	1	–	–
Net amount presented in balance sheet	5	(5)	36	–

2.8 Provisions

Provisions comprise the following:

(Dollars in millions)

	As of
	December 31, 2014	March 31, 2014
Provision for post sales client support and other provisions	71	63
Provision towards visa related matters (Refer to note 2.16)	–	–
	71	63

Provision for post sales client support and other provisions represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support and other provisions is as follows:

(Dollars in millions)

	Three months ended December 31, 2014	Nine months ended December 31, 2014
Balance at the beginning	66	63
Translation differences	1	(1)
Provision recognized/(reversed)	6	17
Provision utilized	(2)	(8)
Balance at the end	71	71

Provision for post sales client support and other provisions for the three months and nine months ended December 31, 2014 and December 31, 2013 is included in cost of sales in the consolidated statement of comprehensive income.

Provision towards visa related matters amounting to $35 million (including legal costs) was created and paid during the year ended March 31, 2014.

As of December 31, 2014 and March 31, 2014, claims against the company, not acknowledged as debts, net of amounts paid (excluding demands from Indian income tax authorities- Refer to Note 2.12) amounted to $28 million (178 crore) and $27 million (163 crore), respectively.

2.9 Other liabilities

Other liabilities comprise the following:

(Dollars in millions)

	As of
	December 31, 2014	March 31, 2014
Current
Accrued compensation to employees	359	266
Accrued expenses	306	308
Withholding taxes payable (1)	186	152
Retainage	8	14
Liabilities of controlled trusts	24	25
Premiums held in trust (2)	–	23
Accrued gratuity	1	–
Liability towards acquisition of business	65	–
Others	13	4
	962	792
Non-Current
Liability towards acquisition of business	–	43
Incentive accruals	2	4
Deferred income - government grant on land use rights (1)	8	7
	10	54
	972	846
Financial liabilities included in other liabilities	778	687
Financial liability towards acquisitions on an undiscounted basis	75	55
Financial liability towards incentive accruals on an undiscounted basis	3	4

(1)	Non financial liabilities
(2)	Represents premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in fiduciary capacity (Refer to Note 2.4).

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unpaid dividend balances.

2.10 Employee benefits

The Group has adopted Revised IAS 19 with effect from April 1, 2013. The impact on account of the revision in accounting policy was a reduction in retained earnings by $6 million and an increase in other comprehensive income by $9 million. The reduction in retained earnings by $6 million includes a write back of unamortised negative past service cost of $3 million.

2.11 Employees' Stock Option Plans (ESOP)

2011 RSU Plan (the 2011 Plan): The Company has a 2011 RSU Plan which provides for the grant of restricted stock units (RSUs) to eligible employees of the Company. The Board of Directors recommended establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board of Directors on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the Plan is 56,67,200 shares (currently held by the Infosys Limited Employees' Welfare Trust and adjusted for bonus shares issued) and the plan shall continue in effect for a term of 10 years from the date of initial grant under the plan. The RSUs will be issued at par value of the equity share. The 2011 Plan is administered by the Management Development and Compensation Committee ( the Committee) and through the Infosys Limited Employees' Welfare Trust ( the trust). The Committee is comprised of independent members of the Board of Directors.

The company had on August 21, 2014 made a grant of 22,794 restricted stock units to Dr. Vishal Sikka, Chief Executive Officer and Managing Director. However, Dr. Sikka, as of that date, was eligible to receive 27,067 RSUs. The company has on January 9, 2015 corrected the error by granting the differential RSUs. The RSUs will vest over a period of four years from the date of the grant in the proportions specified in the award agreement and expire seven days from the date of vesting. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date.

The activity in the 2011 Plan during the three months and nine months ended December 31, 2014 is set out below:

Particulars	Three months ended December 31, 2014		Nine months ended December 31, 2014
	Shares arising out of options	Weighted average exercise price ($)	Shares arising out of options	Weighted average exercise price ($)
2011 Plan:
Outstanding at the beginning*	54,134	0.08	–	–
Granted*	–	–	54,134	0.08
Forfeited and expired	–	–	–	–
Exercised	–	–	–	–
Outstanding at the end	54,134	0.08	54,134	0.08
Exercisable at the end	–	–	–	–

*	adjusted for bonus issue (Refer note 2.20)

The weighted average remaining contractual life of RSUs outstanding as of December 31, 2014 under the 2011 Plan was 2.64 years.

The fair value of each RSU is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of the RSU is estimated based on the vesting term and contractual term of the RSU, as well as expected exercise behaviour of the employee who receives the RSU. Expected volatility during the expected term of the RSU is based on historical volatility of the observed market prices of the company's publicly traded equity shares during a period equivalent to the expected term of the RSU.

The fair value of each RSU is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	Nine months ended December 31, 2014
Weighted average share price ($)	58
Exercise price ($)	0.08
Expected volatility (%)	30 - 37
Expected life of the option (years)	1 - 4
Expected dividends (%)	1.84
Risk-free interest rate (%)	8 - 9

The weighted average fair value of RSUs on grant date was approximately $55.

During each of the three months and nine months ended December 31, 2014, the company recorded an employee compensation expense of less than $1 million in the statement of comprehensive income.

2.12 Income taxes

Income tax expense in the consolidated statement of comprehensive income comprises:

(Dollars in millions)

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Current taxes
Domestic taxes	159	156	478	433
Foreign taxes	42	32	132	83
	201	188	610	516
Deferred taxes
Domestic taxes	5	(12)	3	(19)
Foreign taxes	–	4	(6)	(15)
	5	(8)	(3)	(34)
Income tax expense	206	180	607	482

Income tax expense for the three months ended December 31, 2014 and December 31, 2013 includes reversals (net of provisions) of $10 million and $3 million, respectively, pertaining to earlier periods.

Income tax expense for the nine months ended December 31, 2014 and December 31, 2013 includes reversals (net of provisions) of $18 million and $5 millions, respectively, pertaining to earlier periods.

The revision in the useful life of assets held at April 1, 2014 has resulted in a decrease in deferred tax credit by $7 million and $21 million for the three months and nine months ended December 31, 2014 and will result in a decrease in deferred tax credit by $29 million for the year ended March 31, 2015. (Refer to Note 2.5)

Entire deferred income tax for the three months and nine months ended December 31, 2014 and December 31, 2013 relates to origination and reversal of temporary differences.

A deferred tax liability of $1 million relating to available-for-sale financial assets has been recognized in other comprehensive income for the three months ended December 31, 2014. For the nine months ended December 31, 2014, a deferred tax liability of $1 million and a reversal of deferred tax asset of $2 million, relating to available-for-sale financial assets has been recognized in other comprehensive income.

For the three months and nine months ended December 31, 2013, a reversal of deferred tax liability of less than $1 million and $1 million, respectively, relating to available-for-sale financial assets has been recognized in other comprehensive income.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(Dollars in millions)

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Profit before income taxes	728	643	2,122	1,746
Enacted tax rates in India	33.99%	33.99%	33.99%	33.99%
Computed expected tax expense	247	219	721	593
Tax effect due to non-taxable income for Indian tax purposes	(69)	(63)	(203)	(189)
Overseas taxes	38	24	102	69
Tax reversals, overseas and domestic	(10)	(3)	(18)	(5)
Effect of differential overseas tax rates	(3)	(2)	(5)	(2)
Effect of exempt non operating income	(3)	(3)	(12)	(9)
Effect of unrecognized deferred tax assets	1	8	4	12
Branch profit tax	–	–	–	(8)
Effect of non-deductible expenses	6	1	24	30
Additional deduction on research and development expense	(2)	(1)	(7)	(9)
Others	1	–	1	–
Income tax expense	206	180	607	482

The applicable Indian statutory tax rate for fiscal 2015 and fiscal 2014 is 33.99%.

During the nine months ended December 31, 2014 and December 31, 2013, the company received weighted tax deduction on eligible research and development expenditures based on the approval received from Department of Scientific and Industrial Research (DSIR) on November 23, 2011 which has been renewed up to March 31, 2017 with effect from April 1, 2014. The weighted tax deduction is equal to 200% of such expenditures incurred.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the company has benefited from certain tax incentives that the Government of India had provided to the export of software from the units registered under the Software Technology Parks Scheme (STP) and the company continues to benefit from certain tax incentives for the units registered under the Special Economic Zones Act, 2005 (SEZ). However, the income tax incentives provided by the Government of India for STP units have expired, and all the STP units are now taxable. SEZ units which began providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further period of five years subject to the unit meeting defined conditions.

As of December 31, 2014, claims against the Group not acknowledged as debts from the Indian Income tax authorities, net of amount paid to the authorities of $272 million (1,714 crore), amounted to $1 million (8 crore). As of March 31, 2014, claims against the Group not acknowledged as debts from the Indian Income tax authorities, net of amount paid to the authorities of $286 million (1,716 crore), amounted to $3 million (19 crore).

Demands from the Indian Income tax authorities include payment of additional tax of $246 million (1,548 crore), including interest of $68 million (430 crore) upon completion of their tax review for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009. These income tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income Tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007, fiscal 2008 and fiscal 2009 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income tax (Appeals), Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

2.13 Earnings per equity share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Basic earnings per equity share - weighted average number of equity shares outstanding (1)(2)	1,142,805,132	1,142,805,132	1,142,805,132	1,142,805,132
Effect of dilutive common equivalent shares	22,264	–	10,291	–
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	1,142,827,396	1,142,805,132	1,142,815,423	1,142,805,132

(1)	Excludes treasury shares
(2)	adjusted for bonus issue. Refer Note 2.20

For the three months and nine months ended December 31, 2014 and December 31, 2013, there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

2.14 Related party transactions

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and members of the executive council:

(Dollars in millions)

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Salaries and other employee benefits to whole-time directors and members of executive council (1)(2)	1	2	4	6
Commission and other benefits to non-executive/ independent directors	1	–	1	1
Total	2	2	5	7

(1)	Executive Council dissolved effective April 1, 2014 and Executive officers have been appointed with effect from that date.
(2)	Includes stock compensation expense of less than $ 1 million.

2.15 Segment Reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. During the three months ended March 31, 2014, the Company reorganized its segments to strengthen its focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to the internal reorganization there were changes effected in the reportable business segments based on the "management approach" as defined in IFRS 8, Operating Segments. The Chief Operating Decision Maker evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the company is determined based on (i) industry class of the customers (outside of the growth markets) and; (ii) presence of customers in growth markets across industry classes. Business segments of the Company are primarily enterprises in Financial Services and Insurance (FSI), enterprises in Manufacturing (MFG), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in Life Sciences and Healthcare (LSH) and enterprises in Growth Markets (GMU) comprising enterprises in APAC (Asia Pacific) and Africa. The FSI reportable segments have been aggregated to include the Financial Services operating segment and Insurance operating segment and the ECS reportable segment has been aggregated to include Energy, Communication and Services operating segment and Resources & Utilities operating segments. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable business segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centres and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Assets and liabilities used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.15.1 Business Segments

Three months ended December 31, 2014 and December 31, 2013

(Dollars in millions)

	FSI	MFG	ECS	RCL	LSH	GMU	Total
Revenues	648	488	360	351	158	213	2,218
	615	453	330	356	144	202	2,100
Identifiable operating expenses	301	247	166	157	74	102	1,047
	282	229	153	160	75	91	990
Allocated expenses	152	120	87	86	39	52	536
	147	115	85	91	37	51	526
Segment profit	195	121	107	108	45	59	635
	186	109	92	105	32	60	584
Unallocable expenses							43
							58
Operating profit							592
							526
Other income, net							136
							117
Profit before Income taxes							728
							643
Income tax expense							206
							180
Net profit							522
							463
Depreciation and amortisation							43
							58
Non-cash expenses other than depreciation and amortisation							–
							–

Nine months ended December 31, 2014 and December 31, 2013

(Dollars in millions)

	FSI	MFG	ECS	RCL	LSH	GMU	Total
Revenues	1,895	1,433	1,061	1,072	439	652	6,552
	1,809	1,329	968	1,027	422	602	6,157
Identifiable operating expenses	899	731	512	486	222	315	3,165
	833	682	438	488	221	281	2,943
Allocated expenses	436	345	254	258	106	156	1,555
	451	351	256	271	112	160	1,601
Segment profit	560	357	295	328	111	181	1,832
	525	296	274	268	89	161	1,613
Unallocable expenses							129
							168
Operating profit							1,703
							1,445
Other income, net							419
							301
Profit before Income taxes							2,122
							1,746
Income Tax expense							607
							482
Net profit							1,515
							1,264
Depreciation and amortisation							129
							168
Non-cash expenses other than depreciation and amortisation							–
							–

2.15.2 Geographic Segments

Three months ended December 31, 2014 and December 31, 2013

(Dollars in millions)

	North America	Europe	India	Rest of the World	Total
Revenues	1,366	532	56	264	2,218
	1,260	522	56	262	2,100
Identifiable operating expenses	645	255	25	122	1,047
	597	247	35	111	990
Allocated expenses	335	130	11	60	536
	322	132	12	60	526
Segment profit	386	147	20	82	635
	341	143	9	91	584
Unallocable expenses					43
					58
Operating profit					592
					526
Other income, net					136
					117
Profit before Income taxes					728
					643
Income Tax expense					206
					180
Net profit					522
					463
Depreciation and amortisation					43
					58
Non-cash expenses other than depreciation and amortisation					–
					–

Nine months ended December 31, 2014 and December 31, 2013

(Dollars in millions)

	North America	Europe	India	Rest of the World	Total
Revenues	4,001	1,597	156	798	6,552
	3,754	1,487	158	758	6,157
Identifiable operating expenses	1,922	779	92	372	3,165
	1,811	713	79	340	2,943
Allocated expenses	962	382	32	179	1,555
	1,006	382	34	179	1,601
Segment profit	1,117	436	32	247	1,832
	937	392	45	239	1,613
Unallocable expenses					129
					168
Operating profit					1,703
					1,445
Other income, net					419
					301
Profit before Income taxes					2,122
					1,746
Income Tax expense					607
					482
Net profit					1,515
					1,264
Depreciation and amortisation					129
					168
Non-cash expenses other than depreciation and amortisation					–
					–

2.15.3 Significant clients

No client individually accounted for more than 10% of the revenues for the three months and nine months ended December 31, 2014 and December 31, 2013.

2.16 Litigation

On May 23, 2011, the company received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena required that the company provide to the grand jury certain documents and records related to its sponsorships for, and uses of, B1 business visas.

In addition, the U.S. Department of Homeland Security (“DHS”) has reviewed the company’s employer eligibility verifications on Form I-9 with respect to its employees working in the United States. In connection with this review, the company was advised that the DHS has found errors in a significant percentage of its Forms I-9 that the DHS has reviewed, and may impose fines and penalties on the company related to such alleged errors.

On October 30, 2013, the company settled the foregoing matters and entered into a Settlement Agreement (“Settlement Agreement”) with the U.S. Attorney, the DHS and the United States Department of State (“State,” and collectively with the U.S. Attorney and the DHS, the “United States”).

In the Settlement Agreement, the company denied and disputed all allegations made by the United States, except for the allegation that the company failed to maintain accurate Forms I-9 records for many of its foreign nationals in the United States in 2010 and 2011 as required by law, and that such failure constituted civil violations of certain laws.

During the year ended March 31, 2014, the Company recorded a charge related to the settlement agreement (including legal costs) of $35 million related to the matters that were the subject of the Settlement agreement. The said amount was paid prior to December 31, 2013.

In addition, the company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition

2.17 Corporate Social Responsibility (CSR)

Administrative expenses for three months and nine months ended December 31, 2014 includes contribution to Infosys Foundation towards CSR. Consequent to the requirements of the Companies Act, 2013, a CSR committee has been formed by the company to formulate and monitor the CSR policy of the company. The proposed areas for CSR activities are eradication of hunger, poverty and malnutrition and the promotion of education and healthcare and rural development projects. The funds will be allocated to a corpus and utilised through the year on these activities which are specified in Schedule VII of the Indian Companies Act, 2013.

2.18 Break-up of expenses

Cost of sales

(Dollars in millions)

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Employee benefit costs	1,072	1,058	3,255	3,169
Deferred purchase price pertaining to acquisition	10	8	29	22
Depreciation and amortisation	43	58	129	168
Travelling costs	54	56	170	178
Cost of technical sub-contractors	94	86	253	254
Cost of software packages for own use	44	36	111	86
Third party items bought for service delivery to clients	6	10	21	23
Operating lease payments	9	9	27	26
Communication costs	12	6	25	19
Repairs and maintenance	8	5	18	14
Provision for post-sales client support	3	4	7	1
Other expenses	5	5	12	14
Total	1,360	1,341	4,057	3,974

Sales and marketing expenses

(Dollars in millions)

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Employee benefit costs	100	84	296	269
Travelling costs	11	8	32	23
Branding and marketing	7	6	19	18
Operating lease payments	2	2	5	5
Consultancy and professional charges	1	1	2	3
Communication costs	1	1	3	3
Other expenses	2	2	5	6
Total	124	104	362	327

Administrative expenses

(Dollars in millions)

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Employee benefit costs	42	42	132	127
Consultancy and professional charges	18	25	39	57
Repairs and maintenance	27	20	68	56
Power and fuel	9	9	28	28
Communication costs	12	11	34	32
Travelling costs	10	5	26	17
Rates and taxes	7	3	16	11
Operating lease payments	2	3	7	9
Insurance charges	3	2	7	6
Provisions for doubtful trade receivable	(6)	3	22	16
Contributions towards CSR (Refer Note 2.17)	10	–	31	–
Other expenses (Refer to Note 2.16)	8	6	20	52
Total	142	129	430	411

2.19 Dividends

The Board of Directors, in their meeting on October 10, 2014, declared an interim dividend of approximately $0.49 per equity share (30 per equity share), which resulted in a cash outflow of approximately $336 million, inclusive of corporate dividend tax.

2.20 Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5. The Company has allotted 57,42,36,166 fully paid up equity shares of face value 5/- each during the quarter ended December 31, 2014 pursuant to a bonus issue approved by the shareholders through postal ballot. Record date fixed by the Board of Directors was December 3, 2014. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares. 56,67,200 and 28,33,600 shares were held by controlled trust, as of December 31, 2014 and March 31, 2014, respectively.

The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of comprehensive income is credited to share premium. Amounts have been utilised for bonus issue from share premium account.